UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144	OMB Number: 3235-0101 Expires: February 28, 2014 Estimated average burden hours per response.......2.0

NOTICE OF PROPOSED SALE OF SECURITIES	SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	DOCUMENT SEQUENCE NO.

CUSIP NUMBER

WORK LOCATION

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1 (a) NAME OF ISSUER (Please type or print) Guanwei Recycling Corp.		(b) IRS IDENT. NO. 98-0669936	(c) S.E.C. FILE NO. 001-34692
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE				(e) TELEPHONE NO.
Rong Qiao Economic Zone, Fuqing City, Fujian Province, People’s Republic of China 350301				AREA CODE 86-591	NUMBER 8536 6197
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	Chenxin International Limited	(b) RELATIONSHIP TO ISSUER (1)	(c) ADDRESS STREET CITY STATE ZIP CODE Unit 2209, Wuchung House, 213 Queen’s Rd. East , Wanchai, Hong Kong

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Aegis Capital Corp 819 Seventh Avenue, 18th Floor New York, NY 10019		102,000	$205,020	10,407,839 as of September 4, 2013	9/10/2013	NASDAQ Capital Market

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INSTRUCTIONS:

1. (a) Name of issuer	3. (a) Title of the class of securities to be sold
(b) Issuer’s I.R.S. Identification Number	(b) Name and address of each broker through whom the securities are intended to be sold
(c) Issuer’s S.E.C. file number, if any	(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d) Issuer’s address, including zip code	(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e) Issuer’s telephone number, including area code	(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2. (a) Name of person for whose account the securities are to be sold	(f) Approximate date on which the securities are to be sold
(b) Such person’s I.R.S. identification number, if such person is an entity	(g) Name of each securities exchange, if any, on which the securities are intended to be sold
(c) Such person’s relationship to the issuer (e.g., officer, director, 10%stockholder, or member of immediate family of any of the foregoing)
(d) Such person’s address, including zip code

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	April 20, 2012	(2)	Guanwei Recycling Corp.	407,824 (post split)	(2)	(2)

INSTRUCTIONS:	1.	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.	2.
If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Chenxin International Limited Unit 2209, Wuchung House, 213 Queen’s Rd. East , Wanchai, Hong Kong	Common Stock	5/29/2013 – 7/8/2013	102,000	$135,425.49

EXPLANATION OF RESPONSES:
(1) Chenxin International Limited (“Chenxin”) is controlled by Mr. Rui Wang, who is a director of the Issuer.
(2) The Issuer entered into an Indebtedness Conversion Agreement with Chenxin, which is controlled by Mr. Rui Wang, pursuant to which the Issuer issued 407,824 shares of its common stock to Chenxin at $3.60 per share in consideration for the cancellation by Chenxin of certain advances equal to $1,468,167 from 2009 to 2012 (the number of shares and the price per share is based on a post stock split basis at a ratio of 1-for-2).

REMARKS:

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

09/04/2013	/s/ Rui Wang
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.